                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------


                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                                TRIBUNE COMPANY
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock (Without Par Value)
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  896047 10 7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas E. Chomicz, Esq.
                               John P. Vail, Esq.
                               Wilson & McIlvaine
                      500 West Madison Street, Suite 3700
                            Chicago, Illinois 60661
                                (312) 715-5000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 10, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with this statement /___/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 11 Pages

CUSIP No. 896047 10 7                13D                   Page 2 of 11 Pages
- ---------------------                                      --------------------

- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert R. McCormick Tribune Foundation
                 I.R.S. Identification No. 36-3689171
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                                     ---

                                                                 (b) /  /
                                                                     ---
- --------------------------------------------------------------------------------
3        SEC USE ONLY

- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                 00

- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                /  /
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        ---

- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Illinois

- --------------------------------------------------------------------------------
 NUMBER          7        SOLE VOTING POWER
OF                             10,213,630
 SHARES          --------------------------------------------------------------
                 8        SHARED VOTING POWER
BENEFICIALLY                      -0-
OWNED
  BY             --------------------------------------------------------------
                 9         SOLE DISPOSITIVE POWER
 EACH                          10,213,630
REPORTING
 PERSON          --------------------------------------------------------------
  WITH          10       SHARED DISPOSITIVE POWER
                                   -0-
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    10,213,630

- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       /  /
                                                                       ---
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             16.56% (see Item 5)

- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                      CO

- --------------------------------------------------------------------------------

                                                             Page 3 of 11 Pages
                                                             ------------------
                        AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed solely for the purpose of reporting an increase in the Foundation's percentage ownership of shares of Tribune Company's common stock by an amount in excess of 1.0% of the total number of outstanding shares of such common stock since May 12, 1994, the date of the Foundation's filing of Amendment No. 2 to the Schedule 13D. Despite periodic grants of such common stock made by the Foundation in furtherance of its charitable purposes since May 12, 1994, the Foundation's percentage ownership has actually increased because of decreases in the total number of outstanding shares of common stock of Tribune Company which have occurred from time to time by reason of Tribune Company's repurchase of shares of its common stock. In light of the foregoing, the Foundation is filing this Amendment No. 3 for informational purposes but not because of actions of the Foundation that have caused the Foundation's percentage ownership to increase.

ITEM 2.  IDENTITY AND BACKGROUND.

      Schedule A to the originally filed Schedule 13D, as amended in previous Amendments 1 and 2, which sets forth the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of the Foundation, is amended in its entirety as set forth in Schedule A attached hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 is hereby amended to revise the last paragraph thereof to state:

                 "To the best knowledge of the Foundation, none of the executive officers or directors of the Foundation has any specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D except for the intention of certain officers or directors to continue to acquire shares of Common Stock periodically through the Issuer's Dividend Reinvestment Plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a) and (c) are hereby amended to report that:

         (a) Since the filing of Amendment No. 2 to the original Schedule 13D with the Commission, the Foundation has periodically made grants of Common Stock in furtherance of its charitable purposes that have decreased its aggregate holdings of Common Stock. However, because of repurchases of Common Stock by the Issuer that have decreased the total number of outstanding shares of its Common Stock, the Foundation's percentage ownership has increased in excess of 1.0% over the percentage shown in Amendment No. 2. As of the date hereof, the Foundation beneficially owns 10,213,630 shares of Common Stock, which represents approximately 16.56% of the outstanding shares of Common Stock. This percentage is based

                                                             Page 4 of 11 Pages
                                                             ------------------

upon an aggregate of 61,661,593 shares of Common Stock being issued and outstanding as of March 11, 1996 according to the Form 10-K filed by the Issuer with the Commission on March 11, 1996 for the fiscal year ending December 31, 1995. It is the foregoing percentage that is reported on the cover page of this Amendment No. 3 to Schedule 13D. However, based upon information obtained from the Issuer, the Issuer also has 1,425,842 shares of Series B Convertible Preferred Stock, without par value (the "Preferred Stock"), currently issued and outstanding. The Preferred Stock is entitled to vote together as a class with the Common Stock with regard to all matters submitted to a vote at a meeting of shareholders, with each share of Common Stock being entitled to one vote and each share of Preferred Stock being entitled to 4.58 votes. The Foundation's percentage of the total votes eligible to be cast by holders of Common Stock and Preferred Stock voting together as a class is 15.0%.

         To the best knowledge of the Foundation, Schedule B attached hereto and incorporated herein sets forth the number and percentage of shares of Common Stock beneficially owned by each executive officer or director of the Foundation.

         (b) The Foundation has not effected during the past 60 days any transaction in any shares of Common Stock except for the following:

         Charitable grant (no consideration) aggregating 4,420 shares consummated as of March 11, 1996.

         Charitable grant (no consideration) aggregating 1,819 shares consummated as of April 10, 1996.

To the best knowledge of the Foundation, Schedule C attached hereto and incorporated herein sets forth all transactions in shares of Common Stock effected during the past 60 days by any executive officer or director of the Foundation.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Amendment No. 3 to Schedule 13D.

                                                             Page 5 of 11 Pages
                                                             ------------------
                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ROBERT R. McCORMICK TRIBUNE
                                      FOUNDATION

May 10, 1996

                                    By:    /s/  Neal Creighton
                                           -----------------------------------
                                           Neal Creighton
                                           President and Chief Executive Officer

                                                              Page 6 of 11 Pages

                                   SCHEDULE A
                        EXECUTIVE OFFICERS AND DIRECTORS
                   OF ROBERT R. McCORMICK TRIBUNE FOUNDATION

         Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each executive officer and director of the Foundation. Each person listed below is a citizen of the United States.

Name and Residence                Principal Occupation or Employment
- ------------------                ----------------------------------

Richard A. Behrenhausen           Robert R. McCormick Tribune Foundation(1)
27 W. 621 Swan Lake Drive         Cantigny Foundation(2)
Wheaton, Illinois 60187           Cantigny First Division Foundation(2)
                                  Vice President and Chief Operating Officer

Charles T. Brumback               Tribune Company(3)
1500 North Lake Shore Drive       Retired
Chicago, Illinois 60610

Stanton R. Cook                   Tribune Company
224 Raleigh                       Retired(4)
Kenilworth, Illinois 60043

Neal Creighton                    Robert R. McCormick Tribune Foundation(1)
1 S 151 Winfield Road             Cantigny Foundation(2)
Wheaton, Illinois 60187           Cantigny First Division Foundation(2)
                                  President and Chief Executive Officer

James C. Dowdle                   Tribune Company(5)
1040 Romona Road                  Executive Vice President
Wilmette, Illinois 60091

Jack Fuller                       Chicago Tribune Company(6)
2525 Hartzell                     President and Publisher
Evanston, Illinois 60201

J. Nicholas Goodban               Robert R. McCormick Tribune Foundation(1)
425 Prospect                      Vice President
Elmhurst, Illinois 60126

John W. Madigan                   Tribune Company(5)
1160 Laurel Avenue                Chairman, President and Chief Executive
Winnetka, Illinois 60093          Officer

                                                             Page 7 of 11 Pages
                                                             ------------------
                                   SCHEDULE A
                                   CONTINUED

                        EXECUTIVE OFFICERS AND DIRECTORS
                   OF ROBERT R. McCORMICK TRIBUNE FOUNDATION



Louis J. Marsico, Jr.           Robert R. McCormick Tribune Foundation(1)
740 Longview Lane               Cantigny Foundation(2)
Palatine, Illinois 60067        Cantigny First Division Foundation(2)
                                Treasurer/Director of Finance and Administration
- -----------------------------

(1) The address of the Robert R. McCormick Tribune Foundation is 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611-4041.

(2) The address of the Cantigny Foundation and the Cantigny First Division Foundation is 1 S 151 Winfield Road, Wheaton, Illinois 60187.

(3) Mr. Brumback maintains a business address at 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611.

(4) Mr. Cook maintains a business address c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611.

(5) The address of Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.

(6) A subsidiary of the Issuer. The address of Chicago Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.

                                                              Page 8 of 11 Pages
                                                              ------------------

                                   SCHEDULE B

                         BENEFICIAL OWNERSHIP OF SHARES
                     OF COMMON STOCK BY EXECUTIVE OFFICERS
                        AND DIRECTORS OF THE FOUNDATION

                          Aggregate
                          Number of
                          Shares of
                            Common
                            Stock         Percent          Sole Power         Shared Power    Sole Power     Shared Power
                         Beneficially       of                to                   to             to              to
Name                     Owned(1)(2)      Class(3)          Vote(4)               Vote         Dispose(4)      Dispose
- ----                     --------------   --------          -------           -------------  ------------    ------------

Richard Behrenhausen         230            *                   230                  0              230             0

Charles T. Brumback      544,321(5)         *               524,321             20,000(6)       524,321        20,000(6)

Stanton R. Cook          476,721(7)         *               467,121              9,600(8)       467,121         9,600(8)

Neal Creighton             3,235            *                     0              3,235(9)             0         3,235(9)

James C. Dowdle          223,738(10)        *               223,251                487(11)      223,251           487(11)

Jack Fuller               65,190(12)        *                64,772                418(11)       64,772           418(11)

Nicholas Goodban               0            *                     0                  0                0             0

John W. Madigan          421,944(13)        *               401,152             20,892(11)(14)  401,152        20,892(11)(14)

Louis J. Marsico, Jr.          4            *                     4                  0                4             0


- ----------------------------------

  * Less than 1%

(1) Any fractional shares have been rounded.

(2) Each of Messrs. Dowdle, Fuller and Madigan have been allocated shares of Preferred Stock in their individual participant accounts in Tribune Company's Employee Stock Ownership Plan (ESOP). The number of shares of Common Stock reported in this column as beneficially owned by such individuals does not include shares of Common Stock to which their allocated number of shares of Preferred Stock are convertible because such individuals do not have the power to decide when or if to convert such shares to Common Stock. The decision whether to convert the Preferred Stock is within the discretion of The Northern Trust Company, as trustee of the ESOP.

(3) Based on 61,661,593 shares of Common Stock outstanding as of March 11, 1996 as reported in the Issuer's Form 10-K filed by the Issuer for the fiscal year ended December 31, 1995. However, as reported in the Issuer's Form 10-K, the Issuer has 1,425,842 shares of Preferred Stock issued and outstanding which are entitled to vote as a class with the Common Stock and cast 4.58 votes per share (an aggregate of 6,530,356 votes). Even if the percentage in this column is calculated based upon the total votes eligible to be cast by holders of Common Stock and Preferred Stock taken together, the percentage of the total votes held by any executive officer or director would still be less than 1%.

(4) The number of shares shown in these columns includes the rights to acquire shares pursuant to stock options which are included in the aggregate number of shares beneficially owned by such executive officer or director.

                                                             Page 9 of 11 Pages
                                                             ------------------


                                   SCHEDULE B
                                   CONTINUED

                         BENEFICIAL OWNERSHIP OF SHARES
                     OF COMMON STOCK BY EXECUTIVE OFFICERS
                        AND DIRECTORS OF THE FOUNDATION


(5) Includes rights to acquire 354,592 shares of Common Stock pursuant to stock options which are available for exercise prior to July 8, 1996. Excludes 1,075,200 shares of Common Stock owned by Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") of which Mr. Brumback is a director.

(6) These shares are owned by the Brumback Family Trust, the trustees of which are John S. Brumback, Jr. and Frances M. Brumback. However, pursuant to the authority of Rule 13d-4, Mr. Brumback expressly declares that the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by the Trust. To the best of the Foundation's knowledge, the information called for by Item 2 of this
Schedule 13D with respect to the trustees is as follows:

       (a)    Names -        John S. Brumback, Jr.
              -----
                             Frances M. Brumback
       (b)    Residences -   John - 912 Ridgecrest Road, Orlando, FL 32806
              ----------     Frances - 2172 Countryside Circle N, Orlando,
                             FL  32804

       (c)    Present Principal Occupations - John - Retired
              -----------------------------   Frances - Retired

       (d)    Criminal Convictions - No
              --------------------
       (e)    Civil Proceedings/Federal or State Securities Laws - No
              --------------------------------------------------
       (f)    Citizenship - United States
              -----------

(7) Excludes 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Cook is a director.

(8) These shares were at the time of Amendment No. 2 owned by Mr. Cook's wife, Barbara, but, upon her death, have vested in a trust created by Mrs. Cook. However, pursuant to the authority of Rule 13d-4, Mr. Cook expressly declares that the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by the trust.


(9) Mr. Creighton reports that he may be considered as sharing voting and disposition power with respect to these shares with his wife, Joan. To the best of the Foundation's knowledge, the information called for by Item 2 of this Schedule 13D with respect to Mrs. Creighton is as follows:

       (a)    Name - Joan Creighton
              ----
       (b)    Residence - 1 S 151 Winfield Road, Wheaton, IL  60187
              ---------
       (c)    Present Principal Occupation -    Museum Director
              ----------------------------      Cantigny Foundation
                                                1 S 151 Winfield Road
                                                Wheaton, IL  60187
       (d)    Criminal Convictions - No
              --------------------
       (e)    Civil Proceedings/Federal or State Securities Laws - No
              --------------------------------------------------
       (f)    Citizenship - United States
              -----------

                                                            Page 10 of 11 Pages
                                                            -------------------
                                   SCHEDULE B
                                   CONTINUED

                         BENEFICIAL OWNERSHIP OF SHARES
                     OF COMMON STOCK BY EXECUTIVE OFFICERS
                        AND DIRECTORS OF THE FOUNDATION


(10) Includes 252 shares of Common Stock in Mr. Dowdle's account under Tribune Company's Savings Incentive Plan and 487 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes rights to acquire 77,604 shares of Common Stock pursuant to stock options which are available for exercise prior to July 8, 1996. Excludes 632 shares of Preferred Stock allocated to Mr. Dowdle's individual participant account in the ESOP and 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Dowdle is a director.

(11) Includes shares of Common Stock allocated to this person's individual participant account in the ESOP. Ownership is considered shared because voting rights are considered shared with the ESOP trustee. The ESOP trustee is:

                           The Northern Trust Company
                           50 S. LaSalle Street
                           Chicago, IL  60675

(12) Includes approximately 418 shares of Common Stock allocated to Mr. Fuller's individual participant account in the ESOP. Also includes rights to acquire 51,881 shares of Common Stock pursuant to stock options which are available for exercise prior to July 8, 1996. Excludes approximately 550 shares of Preferred Stock allocated to Mr. Fuller's individual participant account in the ESOP and 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Fuller is a director.

(13) Includes 487 shares of Common Stock allocated to Mr. Madigan's individual participant account in the ESOP. Also includes rights to acquire 129,774 shares of Common Stock pursuant to stock options which are available for exercise prior to July 8, 1996. Excludes 632 shares of Preferred Stock allocated to Mr. Madigan's individual participant account in the ESOP and 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Madigan is a director.

(14)These shares are owned by Mr. Madigan's wife, Holly, and their daughter, Melanie L. Madigan. However, pursuant to the authority of Rule 13d-4, Mr. Madigan expressly declares that the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by his wife and daughter. To the best of the Foundation's knowledge, the information called for by Item 2 of this Schedule 13D with respect to Mrs. Madigan and Melanie L. Madigan is as follows:


    (a)  Names - Holly W. Madigan and Melanie L. Madigan
    (b)  Addresses -  Holly W.:   1160 Laurel Avenue, Winnetka, Illinois 60093 (Residence)
                      Melanie L.: 1160 Laurel Avenue, Winnetka, Illinois 60093 (Residence)
    (c)  Present Principal Occupations -    Holly W.-       Homemaker
                                            Melanie L. -    Student
    (d)  Criminal Convictions - No
    (e)  Civil Proceedings/Federal or State Securities Laws - No
    (f)  Citizenship - United States


                                                            Page 11 of 11 Pages
                                                            -------------------
                                   SCHEDULE C

                             TRANSACTIONS IN SHARES
                      OF COMMON STOCK EFFECTED DURING THE
                PAST 60 DAYS BY EXECUTIVE OFFICERS AND DIRECTORS
                               OF THE FOUNDATION



1. Mr. Behrenhausen purchased 2.964 shares of Common Stock on March 14, 1996 at a price of $65.95 per share (exclusive of brokerage commissions and discounts) through the Issuer's Dividend Reinvestment Plan.

2. On March 14, 1996, Mr. Creighton purchased 30.326 shares of Common Stock at an aggregate price of $2000 (exclusive of brokerage commissions and discounts) and 14.517 shares of Common Stock at an aggregate price of $957.19 (exclusive of brokerage commissions and discounts) through the Issuer's Dividend Reinvestment Plan.

3. Mr. Madigan purchased 16,123 shares of Common Stock on April 24, 1996 through the exercise of stock options at a purchase price (exclusive of brokerage commissions and discounts) of $54.875 per share. Mr. Madigan paid for such shares by transferring to the Issuer 12,461 shares of Common Stock valued at $71.00 per share (exclusive of brokerage commissions and discounts).